Exhibit 99.1

Xueda Education Group Announces the Receipt of a

Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, April 20, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated April 20, 2015, (the “Proposal Letter”) from Insight Investment Co., Ltd., a Chinese company listed on the Shenzhen Stock Exchange under the Stock Code 000526.SZ ( “Insight Investment”).  In the Proposal Letter, Insight Investment indicated its interest to acquire all of the Company’s outstanding shares, including ordinary shares represented by American Depositary Shares (“ADS”), at $3.38 per ADS, or $1.19 per ordinary share.  The Proposal Letter states that any proposed transaction is subject to approval of Insight Investment’s board and shareholders’ approval.

The Proposal Letter did not state any information pertaining to Insight Investment’s current ownership of the Company’s ordinary shares or ADSs. The Company is not aware through public filings or other documents that Insight Investment may beneficially own 5% or more of the Company’s ordinary shares.  In addition, no members of the Board are affiliates of Insight Investment.

The Proposal Letter is brief and did not include any financing plan for the proposed transaction.

The Company cautions its shareholders and others considering trading its securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review and evaluate the Proposal yet, nor has the Board made any decision with respect to the Company’s response to the Proposal.  There can be no assurance that any definitive offer will be made by Insight Investment or any other person, that any definitive agreement will be executed in relation to the proposed transaction or that the proposed transaction or any other transaction will be approved or consummated.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group

Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com